DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

October 13, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 3 to Schedule TO-T
Filed October 1, 2010 by Ramius V&O Acquisition LLC
and Ramius Value and Opportunity Advisors LLC
File No. 5-35589

Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated October 5, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Advisors LLC (“Ramius”) and Ramius V&O Acquisition LLC (“Purchaser”) and provide the following response on their behalf.  Enclosed herewith is Amendment No. 4 to Tender Offer Statement on Schedule TO-T (as amended, the “Schedule TO”) by Ramius and Purchaser and certain of its affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, the “Ramius Group”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule TO.  For your convenience, we have reproduced the Staff’s comments before each response.

October 13, 2010

  Schedule TO-T/A
  General

1.
We note your response to prior comment 2 and reissue the comment.  We refer you to disclosure throughout the Offer to Purchase that chronicles the involvement of the Ramius Group.  We refer to letters dating from July 2010 signed by Ramius LLC to the Cypress Board that appear to have been written on behalf of the filing persons and their affiliates.  Based on the level of involvement of members of the Ramius Group at various stages in the initiation, structuring and negotiation of the offer and given the control by Ramius LLC, as sole member of Ramius Value and Opportunity Advisors LLC, it would appear that certain other affiliates, particularly Ramius LLC, are bidders in the tender offer.  Please revise your offer consistent with this comment.

Response:  We have revised the Offer to include as bidders in the Offer various Ramius-affiliated entities.

2.
We note your response to prior comment 3 and reissue the comment.  In paragraph two of the commitment letter, Royalty Pharma Finance Trust references the reasons why it has chosen to provide financing for the offer.  Specifically noting that it is the premier fund dedicated to purchasing pharmaceutical royalties, Royalty Pharma stated it was “prepared to commit significant capital to facilitate transactions that result in [its] acqui[sition] of royalty-producing assets . . .” and conditioned the terms of its $125 million financing on receipt of a 50% interest in Cypress’s royalty interest in the worldwide net sales of Savella.  We also note that the total cost to acquire all shares is $148 million of which approximately 85% is being provided by Royalty Pharma and that there are no alternative sources of financing.  It would appear that through their control of the financing necessary to complete the offer, inclusive of the terms and conditions of such financing, Royal Pharma should be identified as a bidder.  Revise or advise.  Refer generally to “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our website at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

Response:  We acknowledge the Staff’s comment but respectfully again submit that we do not believe that Royalty Pharma is a “bidder” in the Offer.  We have further reviewed the Staff guidance provided in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on the SEC’s website (the “Current Issues Guidance”) and believe that an analysis of the particular facts and circumstances of the Offer leads to the conclusion that Royalty Pharma is not a “bidder” within the meaning of Rule 14d-1(g)(2).

In the Current Issues Guidance, the Staff notes that the key factor to be evaluated is the entity’s “role in the tender offer.”  We note that the Current Issues Guidance indicates that even a parent company or controlling stockholder of a purchaser in a tender offer may not be a “bidder” depending on the particular facts and circumstances.  Thus, the analysis appears to depend on the level of actual control exercised with respect to a tender offer (i.e., its “role” in a tender offer), and not on the potential to exercise control.  In this situation, Royalty Pharma has not exercised control with respect to the Offer and its potential to exercise control over Ramius or Purchaser with respect to the Offer is far less than that of a parent company or controlling stockholder.  Royalty Pharma’s role is limited to providing financing to Ramius and Purchaser so that Ramius and Purchaser will have the funds necessary to pay the offer price for all shares tendered in the Offer.  Its only rights with respect to the Offer are those arising under the commitment letter dated September 14, 2010 (the “Commitment Letter”).

October 13, 2010

After reviewing the relevant factors articulated by the Staff in the Current Issues Guidance, we note the following with respect to each articulated factor:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Royalty Pharma played no role in initiating, structuring or negotiating the Offer.  Ramius initially contacted Royalty Pharma to explore its interest in providing financing for the Offer after Ramius had opened a dialogue with Cypress regarding its acquisition proposal.  Royalty Pharma has not participated in any negotiations or structuring discussions with Ramius or Cypress concerning the terms of the Offer.

•	Is the person acting together with the named bidder?

Royalty Pharma is not acting together with Ramius and Purchaser except to the extent it is providing the financing contemplated by the Commitment Letter.  Royalty Pharma does not have any ability to make affirmative decisions with respect to the Offer or to cause Ramius or Purchaser to take any actions.

•	To what extent did or does the person control the terms of the offer?

Ramius and Purchaser developed the terms of the Offer based on their independent view of Cypress’ value.  Royalty Pharma has no right to control the terms of the Offer, other than consent rights under the Commitment Letter that are customary for lenders in transactions of this sort.  It is customary for lenders to have contractual protections against becoming obligated to fund an acquisition in the event that terms or other circumstances change materially from those originally underwritten by the lender.  The consent rights in the Commitment Letter were not intended to provide Royalty Pharma with control over material decisions relating to the Offer, such as whether to extend or terminate the Offer, or whether to increase or decrease the amount of consideration offered in the Offer.  In order to clarify this, Ramius and Royalty Pharma entered into an amendment to the Commitment Letter, which is attached to the Schedule TO.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

While Royalty Pharma is providing financing for the Offer, and it is the primary source of debt financing for the Offer, we believe that this factor alone is not enough to make Royalty Pharma a “bidder” in light of all of the other facts discussed herein.

October 13, 2010

•	Does the person control the named bidder, directly or indirectly?

Royalty Pharma has no economic interest in, and no control rights over, either Ramius or Purchaser.

•	Did the person form the nominal bidder, or cause it to be formed?

Royalty Pharma did not form, cause to be formed, or otherwise play any role in the formation of Purchaser.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Royalty Pharma will not beneficially own the Cypress stock purchased by Purchaser in the Offer or any assets of Cypress.  Royalty Pharma will only acquire a half interest in Cypress’ Savella royalty upon repayment of the loan.  Following repayment of the loan, Royalty Pharma will have no interest in the future growth of Cypress’ business or the value of Cypress’s other assets, all of which will accrue to the benefit of Ramius, the named bidder.

Ramius and Purchaser could have obtained financing for the Offer in a variety of ways, e.g., by bringing in equity co-investors, incurring indebtedness, selling assets, or some mix of these.  In this case, Royalty Pharma agreed to provide bridge financing for the Offer by lending $125 million to Purchaser at the closing of the Offer on a short-term basis.  We do not believe that acting as a lender for a bidder in a tender offer is sufficient to support a determination that the tender offer is being made “on behalf of” the lender.  See Revlon, Inc. v. Pantry Pride, Inc., 621 F. Supp. 804 (D. Del. September 12, 1985) (Chemical Bank was found not to be a bidder because its interest was solely that of a commercial lender providing funds to finance the tender offer).

Of the $125 million to be loaned to Purchaser, $80 million is to be paid out of cash currently held by Cypress, and $45 million is to be repaid “in kind,” i.e., that obligation will be satisfied through the sale of a specified asset to Royalty Pharma (the “Post-Closing Asset Sale”). We respectfully submit that the Post-Closing Asset Sale does not convert Royalty Pharma’s role in the Offer into the role of a “bidder” within the meaning of Rule 14d-1(g)(2).  Ramius could have entered into one or more agreements to sell certain Cypress assets to third parties contingent upon a closing of the second step merger, and those third party buyers would have no “role in the tender offer” aside from the knowledge that consideration they paid would be used by Ramius to finance the transaction.  The fact that, in this case, the financing involves combining a short-term bridge loan and an asset sale does not change the fact that these are both financing arrangements.  We also believe that the fact that both of these financing arrangements involve the same counterparty, Royalty Pharma, should not alter this conclusion.

We acknowledge that in the letter agreement between Royalty Pharma and Ramius dated September 14, 2010, Royalty Pharma stated that “[a]s the premier fund dedicated exclusively to purchasing pharmaceutical royalties, [it is] prepared to commit significant capital to facilitate transactions that result in [it] acquiring royalty-producing assets” and made further statements indicating its desire to acquire a half interest in Cypress’ Savella royalty.  We respectfully submit that these statements do not alter Royalty Pharma’s role in the tender offer and do not evidence any role for Royalty Pharma other than its role as a financing source.  We do not believe the statements suggest that Royalty Pharma initiated the Offer or has any control rights over the Offer, or Ramius or Purchaser.  In fact, we believe these statements indicate that Royalty Pharma has no interest in the outcome of the Offer other than to acquire a half interest in Cypress’ Savella royalty.

October 13, 2010

In identifying who is acting as a “bidder,” we believe it is useful to contrast the business objectives of Ramius and Purchaser with those of Royalty Pharma, including their respective risks and rewards.  Ramius will acquire the Cypress entity, including the other half of Cypress’ Savella royalty as well as all of Cypress’ remaining assets and operations, while Royalty Pharma is merely acquiring a half interest in a financial asset that will require no operational efforts or risk on Royalty Pharma’s part.  Ramius is purchasing an operating business, which may in the future be successful in developing or monetizing other assets of the company.  Ramius is assuming all of the risks, and all of the potential upsides, attendant to the rest of Cypress and its operations.  On the other hand, Royalty Pharma’s objective is to acquire a half interest in Cypress’ Savella royalty.  Royalty Pharma will not share in any of the business’ future successes or risks.  Royalty Pharma’s economic rights will be limited to a specific income stream from a one half interest Cypress’ Savella royalty.

It is also important to note that if Ramius and Purchaser are out-bid by another bidder for Cypress, Ramius and Purchaser will benefit as a result of their ownership of approximately 9.9% of the common stock of Cypress.  Royalty Pharma will not share in any profits Ramius realizes on that ownership stake.

While we acknowledge that Royalty Pharma will be financing up to 85% of the Offer consideration, we respectfully disagree that Royalty Pharma effectively controls the Offer as a result.  We believe that focusing on the size of the bridge financing as a percentage of the total Offer consideration is misplaced in terms of determining whether Royalty Pharma is a “bidder” in light of the fact that (a) a majority of Cypress’ assets are financial in nature (i.e., its cash and the Savella royalty) and (b) Royalty Pharma’s rights with respect to the Offer are limited to the customary rights of a lender.

In its comment, the Staff noted that “there are no alternative sources of financing.”  We acknowledge that under the Commitment Letter Ramius and Purchaser are restricted in their ability to obtain alternative debt financing.  However, we do not believe that these restrictions are so substantial that Royalty Pharma should in any way be viewed as having a primary decision-making role in the Offer.  In fact, we believe these restrictions are commercially reasonable in the context of a lender relationship under these circumstances.  Furthermore, Ramius’s exclusivity obligations do not prevent it from using more of its affiliated funds to finance the Offer or from obtaining additional funding from equity co-investors or through the sale of assets not covered by the Post-Closing Asset Sale.

Based on the foregoing, we respectfully submit that Royalty Pharma is not a “bidder” within the meaning of Rule 14d-1(g)(2).

October 13, 2010

Schedule 13D/A filed August 12, 2010

3.
You outline a series of contacts between Ramius and RA Capital representatives commencing on or about July 26, 2010.  Please provide supplementally a detailed description of any topics or “developments” discussed or reviewed during any of the conversations between representatives of Ramius and RA Capital.  Please also identify the persons or representatives involved in such discussions.  We may have further comment.

Response:  From the period beginning on or around July 26, 2010 to September 27, 2010, Gavin Molinelli of Ramius engaged in a limited number of conversations with RA Capital Management, LLC (“RA Capital”).  Rajeev Shah of RA Capital participated in all of the conversations with Mr. Molinelli and Peter Kolchinsky, the Managing Member of RA Capital, was present for at least one conversation. Mr. Molinelli is a research analyst with Ramius whose responsibilities include fielding calls from Cypress stockholders who inquire as to the Ramius Group’s July 19, 2010 proposal to acquire Cypress, the subsequent public letters and related press releases from Ramius to the Cypress Board of Directors and, ultimately, the Offer. Mr. Molinelli is not authorized to make strategic decisions on behalf of Ramius and is not a senior officer of any member or affiliate of the Ramius Group.

The conversations between Mr. Molinelli and RA Capital were deliberately and expressly limited by Mr. Molinelli to the contents of the Ramius Group’s press releases, the public letters to the Cypress Board of Directors and other publicly disclosed information and, after the public announcement of the Offer, the terms of the Offer materials sent to Cypress stockholders. At no time did the conversations relate to any proposed or potential future actions of the Ramius Group with respect to Cypress that had not already been publicly disclosed at the time of any such conversation.

The specific topics of the conversations have already been generally disclosed in Section 10 of the Offer to Purchase (“Background of the Offer”) as it has been amended by Amendment No. 3 to the Schedule TO.

October 13, 2010

The specific topics that Mr. Molinelli and Mr. Shah discussed on the call on or around August 6, 2010 included the following:

•	General background information on Ramius and RA Capital since they had never spoken before.

•	The Company’s announcement that it is discontinuing its rights under its agreement with Forest Laboratories to co-promote Savella®.

•
A description of the acquisition structure that would allow management to continue the development of BL-1020 if they are able to fund the required financing for the Phase IIb trial themselves or from a third-party financing source.

•	The Company’s public statement that the Company had heard from several other Cypress stockholders and none indicated a willingness to accept Ramius’ acquisition offer.

The specific topics that Mr. Molinelli and Mr. Shah discussed on the call on or around August 26, 2010 included the following:

•	The Company’s announcement of the in-licensing of Alexza’s Staccato nicotine technology and the acquisition of Marina Biotech’s carbetocin development program.

•	The Company’s announcement of the resignation of the Company’s lead independent director, Jean-Pierre Millon, from the Company’s Board.

The specific topics that Mr. Molinelli and Mr. Shah discussed on the call on or around September 17, 2010 included the following:

•	The shared belief that the Company’s CNS pipeline strategy lacks support from the Company’s largest stockholders.

•	Why the Company is resolute in proceeding with the CNS pipeline strategy, despite its objection from stockholders, in lieu of selling the Company to Ramius or the highest bidder.

The specific topics that Mr. Molinelli and Mr. Shah discussed on the call on September 27, 2010 included the following:

•	Questions regarding logistics of the Offer. All such questions were responded to by reference to the Offer to Purchase.

•	Questions regarding when the Company was required to make public its recommendation statement on Schedule 14D-9 and what such a recommendation statement would entail.

•
RA Capital also asked questions about the Company’s obligations under the recently announced in-licensing of Alexza’s Staccato nicotine technology and the acquisition of Marina Biotech’s carbetocin development program.  Mr. Molinelli responded that Ramius has no knowledge of these other than what the Company has disclosed to date in its public filings.

October 13, 2010

In general, we inform the Staff that RA Capital was only one of many Cypress stockholders who have contacted and continue to contact Ramius. The conversations between Mr. Molinelli and RA Capital were substantively similar to the conversations Mr. Molinelli has had with such other stockholders. The description set forth above of the conversations between Mr. Molinelli and RA Capital are based on the recollections of Mr. Molinelli because Mr. Molinelli did not create notes regarding the conversations.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2333.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Ramius Value and Opportunity Master Fund Ltd
Ramius Navigation Master Fund Ltd
Ramius Optimum Investments LLC
Cowen Overseas Investments LP
Ramius Enterprise Master Fund Ltd
Ramius Advisors, LLC
Cowen Group, Inc.
RCG Holdings LLC
Ramius LLC
C4S & Co., L.L.C.
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

              October 13, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 3 to Schedule TO-T
Filed October 1, 2010 by Ramius V&O Acquisition
LLC and Ramius Value and Opportunity Advisors LLC
File No. 5-35589

Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

Ladies and Gentlemen:

The undersigned entities acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory